Filed Pursuant to Rule 424(b)(3)

File Number 333-193942

Prospectus Supplement No. 1

To Prospectus dated November 3, 2014

Rights to Purchase Up to 14,534,884 Shares of Common Stock

This Prospectus Supplement No. 1 supplements the Prospectus dated November 3, 2014 relating to the rights to purchase up to 14,534,884 shares of our common stock. This Prospectus No. 1 includes the attached Form 8-K filed by us with the Securities and Exchange Commission on November 3, 2014.

This Prospectus Supplement No. 1 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus and all other amendments or supplements thereto. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus and any other amendments or supplements thereto, except to the extent that the information in this Prospectus Supplement No. 1 updates and supersedes the information contained in the Prospectus and any other amendments or supplements thereto.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 16 of the Prospectus before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 1 or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 3, 2014.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 3, 2014

SWK HOLDINGS CORPORATION

(Exact Name of the Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-27163	77-0435679
(Commission File Number)	(IRS Employer Identification No.)

15770 Dallas Parkway, Suite 1290, Dallas, TX	75248
(Address of Principal Executive Offices)	(Zip Code)

(972) 687-7250

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Attached as Exhibit 99.1 is a copy of a press release of SWK Holdings Corporation, dated November 3, 2014, reporting SWK Holdings Corporation’s financial results for the third quarter 2014. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 9.01(d). Financial Statements and Exhibits.

Exhibit No.	Description

Exhibit 99.1	Press Release of SWK Holdings Corporation, dated November 3, 2014, SWK Holdings Corporation’s financial results for the third quarter 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SWK HOLDINGS CORPORATION

By:	/s/ J. BRETT POPE
J. Brett Pope
Chief Executive Officer

Date: November 3, 2014

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release of SWK Holdings Corporation, dated November 3, 2014, SWK Holdings Corporation’s financial results for the third quarter 2014.

SWK Holdings Corporation Announces 2014 Third Quarter Financial Results and Equity Financing

•	GAAP net income to SWK stockholders of $0.4 million, or $0.01 per share, and, $3.3 million, or $0.07 per share, for the three and nine month periods ending September 30, 2014, respectively, vs. $0.6 million, or $0.01 per share and $1.1 million, or $0.03 per share, for 2013

•	Non-GAAP Adjusted net income to SWK stockholders of $2.0 million, or $0.03 per share and $5.7 million, or $0.11 per share, for the three and nine month periods ending September 30, 2014, respectively, vs. $0.8 million, or $0.02 per share and $1.2 million, or $0.03 per share, for 2013

•	Book value of $1.32 per share

•	Funded transactions totaling $11.5 million during the third quarter and an additional $36 million since September 30, 2014

•	Announced Up to Approximately $115 Million Equity Financing

Dallas, TX, November 3, 2014 – SWK Holdings Corporation (SWKH.OB) (“SWK” or the “Company”), a life science focused specialty finance company, announced today its third quarter 2014 financial results and the initiation of its Rights Offering.

Third Quarter 2014 Highlights:

•	Increased total revenues by 139% to approximately $3.7 million for the third quarter of 2014, compared to $1.6 million for the third quarter of 2013.
•	Increased non-GAAP adjusted net income 158% to approximately $2.0 million, as compared to $0.8 million for the third quarter of 2013.
•	Entered into an agreement with Carlson Capital, L.P. and its affiliates to raise up to approximately $115 million in a series of transactions, including the Rights Offering.
•	Funded approximately $11.5 million into three transactions.

Year to Date Highlights:

•	Total revenues of approximately $10.7 million, an increase of 258% in the first nine months of fiscal 2014 compared to approximately $3.0 million for 2013.
•	Increased non-GAAP adjusted net income 375% to approximately $5.7 million, as compared to $1.2 million in 2013.
•	Total income producing assets (defined as finance receivables, marketable securities and investment in unconsolidated subsidiaries less non-controlling interests) were approximately $50.6 million as of September 30, 2014, compared to $37.2 million as of December 31, 2013.
•	$21.5 million in fresh capital deployed across four transactions.

Brett Pope, Chief Executive Officer of SWK, stated, “we continue to be excited about our progress in building out our life science alternative capital finance platform. We believe that our asset class represents one of the most compelling opportunities on a risk-adjusted return basis. The additional capital provided by our equity offerings gives us much greater capability to capitalize on this attractive niche.”

Equity Financing

On August 18, 2014, SWK entered into a Securities Purchase Agreement (the “Purchase Agreement”) and related agreements with Carlson Capital, L.P. and its affiliates (“Carlson”) pursuant to which in a series of transactions funds affiliated with Carlson (the "Stockholder") will purchase new shares in the Company such that its ownership increases to 69.0%. SWK also agreed as part of the Purchase Agreement to conduct a Rights Offering as part of the series of transactions.

The series of transactions will occur as follows:

(i)	First, on August 18, 2014, the Company consummated the issuance of 55,908,000 shares of common stock to the Stockholder at $1.37 per share for total proceeds of approximately $76.6 million.
(ii)	Second, a $12.5 million Rights Offering based on a subscription price of $0.86 per share. Existing stockholders, including Carlson based on its 28.9% ownership prior to the share issuance on August 18, 2014, may elect to participate in the Rights Offering on a pro rata basis. The Rights Offering commenced today.
(iii)	Lastly, following completion of the Rights Offering, the issuance of a to-be-determined number of shares to Stockholder at a price of $1.37 per share such that Carlson will have a voting 69.0% ownership interest in the Company.

With the Purchase Agreement and the Rights Offering, the Company expects to raise between approximately $89 million and $115 million in equity proceeds, based on non-Carlson stockholder participation in the Rights Offering of zero and 100%, respectively.

Stockholders of record as of October 30, 2014, will be eligible to participate in the Rights Offering. Pursuant to the Rights Offering, holders of shares of common stock will receive non-transferable rights to purchase newly issued shares of common stock of the Company. Each subscription right will entitle stockholders to purchase 0.345662431 shares of common stock of the Company at a subscription price of $0.86 per share. If the Rights Offering is fully subscribed, the Company will issue approximately 14,534,884 shares and receive gross proceeds of approximately $12.5 million. Carlson has agreed to act as a standby purchaser, and under certain circumstances, to acquire shares not subscribed for in the Rights Offering. The Rights Offering is scheduled to expire on November 24, 2014.

The Company intends to use the proceeds from the equity financing for general corporate purposes.

Portfolio Overview

As of September 30, 2014, the Company's total income producing assets were approximately $50.6 million as compared to $37.2 million as of December 31, 2013.

(in thousands, except per share data)	September 30,	December 31,
	2014	2013

Finance receivables	$41,466	$29,286
Marketable investments	4,849	3,119
Investment in unconsolidated subsidiary	9,347	10,425
Less non-controlling interest	(5,033)	(5,613)
Total income producing assets	$50,629	$37,217

SWK has funded an additional $36 million since September 30, 2014, through three transactions. SWK has now executed thirteen transactions under its new strategy, deploying approximately $106 million across a variety of opportunities:

•	$16 million in four transactions where SWK purchased or financed royalties generated by the sales of life science products and related intellectual property;
•	$82.5 million in seven transactions where SWK receives interest and other income by advancing capital in the form of secured debt backed by royalties paid by companies in the life science sector;

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•	$6 million in one transaction where SWK acquired an indirect interest in the U.S. marketing authorization rights to a pharmaceutical product where SWK ultimately receives cash flow distributions from the product; and
•	$1.5 million in one transaction where SWK purchased shares of preferred stock.

Revenues

SWK generated revenues of $3.7 million and $1.6 million for the three-month periods ended September 30, 2014 and 2013, respectively, which were driven primarily by $1.9 million and $0.8 million, respectively, in interest and fees earned on our finance receivables and $1.8 million and $0.6 million, respectively, in income related to our investment in unconsolidated partnerships. SWK generated revenues of $10.7 million and $3.0 million for the nine month periods ended September 30, 2014 and 2013, respectively, which were driven primarily by $5.9 million and $1.7 million, respectively, in interest and fees earned on our finance receivables and $4.5 million and $1.0 million, respectively, in income related to our investment in unconsolidated partnerships.

General and Administrative

General and administrative expenses consist primarily of compensation, stock-based compensation and related costs for management, staff, Board of Directors, legal and audit expenses, and corporate governance. General and administrative expenses increased by 144% to $1.1 million for the three months ended September 30, 2014 from $0.5 million for the three months ended September 30, 2013, due primarily to increased professional fees and compensation expense. Approximately $0.5 million of the increase in compensation expense was due to accelerated vesting of equity compensation triggered by the consummation of the Purchase Agreement transaction. Despite the increase, as a percentage of revenue, general and administrative expenses remained unchanged at 30% between the three months ended September 30, 2014 and 2013. General and administrative expenses increased by 99% to $2.5 million for the nine months ended September 30, 2014, from $1.3 million for the nine months ended September 30, 2013, due to increased professional fees and compensation expense. As a percentage of revenue, general and administrative expenses decreased to 24% for the nine months ended September 30, 2014 compared to 43% for the nine months ended September 30, 2013.

Interest and Other Income (Expense), net

Interest and other income (expense), net was an expense of approximately $0.7 million for the three months ended September 30, 2014, which consisted primarily of an approximately $0.6 million fair market value loss relating to the Tribute and Response Genetics warrants and to our warrant liability, and interest expense of approximately $0.1 million relating to our loan credit agreement. During the three months ended September 30, 2013, interest and other income (expense), net was an expense of approximately $0.1 million, which consisted primarily of an approximately $0.1 million fair market value loss relating to the Tribute warrant and to our warrant liability.

Interest and other income (expense), net was an expense of approximately $0.7 million for the nine months ended September 30, 2014, which consisted primarily of an approximately $0.2 million fair market value loss relating to the Tribute and Response Genetics warrants and to our warrant liability, and interest expense of approximately $0.6 million relating to our loan credit agreement. During the nine months ended September 30, 2013, interest and other income (expense), net was an expense of approximately $0.1 million, which consisted primarily of an approximately $0.1 million fair market value loss relating to the Tribute warrant and to our warrant liability, and a nominal amount of interest expense relating to our loan credit agreement, offset by interest income on cash.

Liquidity and Capital Resources

As of September 30, 2014, SWK had $69.2 million in cash and cash equivalents, compared to $7.7 million in cash and cash equivalents as of December 31, 2013. As of September 30, 2014, SWK had working capital of $70.8 million, compared to working capital of $8.7 million as of December 31, 2013. The increase in the Company's working capital is primarily attributable to the Purchase Agreement, decreased by the net purchase of $11.7 million in finance receivables.

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As of September 30, 2014, SWK had $0 outstanding and $19.0 million of available borrowings under our credit facility. SWK estimates its liquidity and capital resources are adequate to fund its operating activities for the twelve months from the balance sheet date. On November 3, 2014, SWK launched a rights offering in which the Company intends to raise up to $12.5 million of gross proceeds. Contemporaneous with the closing of the rights offering, the Company will complete the final stage of the equity offering.

Net Income and Non-GAAP Adjusted Net Income for the Third Quarter and the Nine Month Periods Ending September 30 of 2014

Net income under generally accepted accounting principles in the U.S. (“GAAP”) for the three and nine month periods ending September 30, 2014, was $0.4 million, or $0.01 per share, and $3.3 million, or $0.07 per share, respectively. The table below eliminates provisions for income taxes, non-cash mark-to-market changes on warrant assets and our warrant liability, and stock compensation expense due to accelerated vesting triggered by the consummation of the Purchase Agreement transaction. The following tables provide a reconciliation of our reported (GAAP) statements of operations to our adjusted statements of operations (Non-GAAP) for the three and nine months ended September 30, 2014:

(in thousands, except per share data)	Quarter Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Income before provision for income tax	$1,876	$962	$7,457	$1,625

Plus: transaction-related stock compensation expense	452	—	452	—
Plus: decrease in fair market value of warrants	571	125	197	125
Adjusted income before provision for income tax	2,899	1,087	8,106	1,750
Adjusted provision for income taxes	—	—	—	—
Non-GAAP consolidated net income	2,899	1,087	8,106	1,750
Non-GAAP net income attributable to non-controlling interest	944	329	2,378	543
Non-GAAP net income attributable to SWK Holdings Corporation Stockholders	$1,955	$758	$5,728	$1,207

Adjusted basic income per share	$0.03	$0.02	$0.11	$0.03
Adjusted diluted income per share	$0.03	$0.02	$0.11	$0.03

The Company reports its financial results in accordance with GAAP (sometimes referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing the Company’s ongoing performance. In the presentation above, management has eliminated the following non-cash items: (i) transaction-related stock compensation expense as it was a one-time expense triggered by the Purchase Agreement, (ii) fair-market value of warrants as mark to market changes are non-cash, and (iii) income taxes as the Company has substantial net operating losses to offset against future income. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance.

Non-GAAP Adjusted net income and its components and Non-GAAP Adjusted basic and diluted EPS are not, and should not be viewed as, substitutes for GAAP net income and its components and basic and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, we stress that these are Non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, Non-GAAP Adjusted net income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies.

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About SWK Holdings Corporation

SWK Holdings Corporation is a specialized finance company with a focus on the global healthcare sector. SWK partners with ethical product marketers and royalty holders to provide flexible financing solutions at an attractive cost of capital to create long-term value for both SWK’s business partners and its investors. SWK believes its financing structures achieve an optimal partnership for companies, institutions and inventors seeking capital for expansion or capital and estate planning by allowing its partners to monetize future cash flow with minimal dilution to their equity stakes. Additional information on the life science finance market is available on the Company’s website at www.swkhold.com.

About the Rights Offering

The Rights Offering will be made only by means of a prospectus filed with the SEC. The prospectus, including any supplements or amendments thereto, contains important information about the Rights Offering and SWK, and holders of subscription rights are urged to read the prospectus carefully. Questions about the Rights Offering or requests for additional copies of the rights offering documents may be directed to Georgeson Inc., SWK’s information agent for the Rights Offering, by calling: (800) 223-2064 (banks and brokers) or (800) 733-6198 (United States and Canada) or (800) 223-2064 (Outside United States and Canada) for all others.

The shares of common stock to be issued to Carlson following the Rights Offering will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, rights or common stock, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect SWK’s current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors, as more fully described under the caption “Risk Factors” in SWK’s Form 10-K, Form 10-Q and Form 8-K filings with the Securities and Exchange Commission and as otherwise enumerated herein or therein, could affect the Company’s future financial results and could cause actual results to differ materially from those expressed in such forward-looking statements. The forward-looking statements in this press release are qualified by these risk factors. These are factors that, individually or in the aggregate, could cause the Company’s actual results to differ materially from expected and historical results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they are made. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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SWK HOLDINGS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

Derived from unaudited financial statements

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$69,183	$7,664
Accounts receivable	696	528
Prepaid expenses and other current assets	521	16
Finance receivables	961	660
Deferred tax assets	136	164
Total current assets	71,497	9,032
Finance receivables	40,505	28,626
Marketable investments	4,849	3,119
Investment in unconsolidated entities	9,347	10,425
Deferred tax assets	7,869	9,639
Debt issuance costs	416	523
Other assets	619	211
Total assets	$135,102	$61,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$694	$363
Total current liabilities	694	363
Loan credit agreement	—	5,000
Warrant liability	536	292
Other long-term liabilities	—	3
Total liabilities	1,230	5,658

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized; 99,082,894 shares issued and outstanding at September 30, 2014 and 43,034,894 shares issued and outstanding December 31, 2013, respectively	99	43
Additional paid-in capital	4,396,652	4,321,454
Accumulated deficit	(4,267,912)	(4,271,193)
Accumulated other comprehensive income	—	—
Total SWK Holdings Corporation stockholders’ equity	128,839	50,304
Non-controlling interests in consolidated entities	5,033	5,613
Total stockholders’ equity	133,872	55,917
Total liabilities and stockholders’ equity	$135,102	$61,575

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SWK HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except per share data)

Derived from unaudited financial statements

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues
Finance receivable interest income, including fees	$1,849	$811	$5,866	$1,738
Marketable investments interest income	91	79	269	79
Income related to investments in unconsolidated entities	1,770	627	4,465	1,042
Management fees	8	41	146	140

Total Revenues	3,718	1,558	10,746	2,999
Costs and expenses:
General and administrative	1,131	463	2,542	1,278
Total costs and expenses	1,131	463	2,542	1,278
Income from operations	2,587	1,095	8,204	1,721
Interest and other income (expense), net	(711)	(133)	(747)	(96)
Income before provision for income tax	1,876	962	7,457	1,625
Provision for income tax	500	13	1,798	23
Consolidated net income	1,376	949	5,659	1,602
Net income attributable to non-controlling interests	944	329	2,378	543
Net income attributable to SWK Holdings Corporation Stockholders	$432	$620	$3,281	$1,059
Net income per share attributable to SWK Holdings Corporation Stockholders
Basic	$0.01	$0.01	$0.07	$0.03
Diluted	$0.01	$0.01	$0.07	$0.03
Weighted Average Shares
Basic	67,286	41,352	50,180	41,340
Diluted	67,573	41,464	50,223	41,424

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SWK HOLDINGS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Derived from unaudited financial statements

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities:
Consolidated net income	$5,659	$1,602
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Income from investments in unconsolidated entities	(4,465)	(1,042)
Deferred income taxes	1,798	—
Interest income in excess of cash collected	(894)	—
Loan discount amortization and fee accretion	(206)	(224)
Change in fair value of warrants	197	125
Stock-based compensation	755	203
Debt issuance cost amortization	107	16
Depreciation and amortization	2	2
Changes in operating assets and liabilities:
Accounts receivable	(168)	(92)
Restricted cash	—	391
Prepaid expenses and other assets	(505)	4
Interest reserve	—	(393)
Accounts payable and accrued liabilities	328	283
Net cash provided by operating activities	2,608	875

Cash flows from investing activities:
Cash distributions from investments in unconsolidated entities	5,543	3,403
Net increase in finance receivables	(11,672)	(13,789)
Investment in marketable investments	(1,500)	(3,000)
Purchases of property and equipment	(1)	(4)
Net cash used in investing activities	(7,630)	(13,390)

Cash flows from financing activities:
Net proceeds from issuance of common stock	74,499	—
Net repayment of loan credit agreement	(5,000)	—
Distributions to non-controlling interests	(2,958)	(1,815)
Debt issuance costs	—	(335)
Net cash provided by (used in) financing activities	66,541	(2,150)

Net increase (decrease) in cash and cash equivalents	61,519	(14,665)
Cash and cash equivalents at beginning of period	7,664	24,584
Cash and cash equivalents at end of period	$69,183	$9,919

CONTACT: SWK Investor Relations at (972) 687-7250 or investor.relations@swkhold.com.

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